Exhibit 21.1

List of Subsidiaries as of December 31, 2025

Name	Country of incorporation
Urugus S.A.	Uruguay
Nettar Group	B.V.I.
Nettar S.A.	Uruguay
Satellogic V. Inc.	United States
Satellogic USA Inc.	United States
Satellogic S.A.	Argentina
Satellogic Solutions S.L.	Spain
Satellogic Federal LLC	United States